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[redacted]3479-4224

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02049047

FILE NO. 82-3919

December 26, 2001

BY AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BANDAI CO., LTD.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Bandai Co., Ltd. (the "Company") with respect to its ADR program, enclose herewith English translations of the documents which contents were announced by the Company as follows:

1. Adjustment to the forecast of operating results of the fiscal year ending March 31, 2002 (dated October 31, 2001); and
2. Revaluation of Lands for Business Uses (dated October 31, 2002).

With kind regards,

Yours truly,

Fusako Otsuka

Encls.
cc: Bandai Co., Ltd.
cc: The Bank of New York

FILE NO. 82-3919

(Translation)

October 31, 2001

BANDAI CO., LTD.

Code No. 7967

Person to contact:
Yusuke Fukuda
Executive Officer and
General Manager of President's Office
TEL (03) 3847-5005

Adjustment to the forecast of operating results of the fiscal year ending March 31, 2002

In accordance with recent changes in operating results, the forecast of operating results for the fiscal year ending March 31, 2002 (from April 1, 2001 to March 31, 2002), as given at the time of publication of the financial statements of BANDAI CO., LTD. (the "Company") on May 10, 2001, is adjusted as described in the following tables:

Description

1. Adjustment to the forecast of consolidated operating results for the interim period of the fiscal year ending March 31, 2002 (from April 1, 2001 to September 30, 2001):

(million yen, %)

	Net Sales	Recurring Income	Net Income for the Period
Previous forecast (A) (publicized on May 10, 2001)	107,000	8,000	4,300
Adjusted forecast (B)	110,000	11,000	5,500
Amount of increase or decrease (B-A)	3,000	3,000	1,200
Rate of increase or decrease	2.8	37.5	27.9
Previous results (for the interim period of the fiscal year ended March 31, 2001)	102,872	9,788	7,812

(Translation)

October 31, 2001

Dear Sirs:

Name of the Company:
BANDAI CO., LTD.

Name and title of the Representative:
Takeo Takasu,
President and Representative Director

Person to contact:
Yusuke Fukuda,
Executive Officer and
General Manager of President Office
Tel: 03 (3847) 5005

(The First Section of the Tokyo Stock Exchange, Code No. 7967)

Re: Revaluation of Lands for Business Uses

It is hereby noticed that Bandai Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on October 31 (Wednesday), 2001, resolved to revalue its lands for business uses in accordance with the Law Concerning Land Revaluation of Japan, as described below:

Description

(1) Revaluation date:

March 31, 2002.

(2) Reason for revaluation:

To correct variations of book values of lands for business uses of the Company from the market values thereof and make adequate evaluation of its assets.

(3) Method of revaluation:

Based on values obtained by application of the methods specified and publicized by the Director-General of the National Tax Administration Agency of Japan for the calculation of land prices that shall be bases for the calculation of taxable amounts of land-holding taxes as stipulated in Article 16 of the Land-Holding Tax Law specified in Article 2, item 4 of the Enforcement Order of the Law Concerning Land Revaluation, calculations are made reasonably by adjustment to land-depth-related prices or other adjustments.